Exhibit 99.48

NuRAN Wireless Inc.

FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

April 15, 2025

Item 3: News Release

A news release was not issued concerning this amendment.

Item 4: Summary of Material Change

The Company amended the terms of the factoring agreement dated August 28, 2023. The factoring company has agreed to increase the maximum amount available on the facility to $26.8 million (Approved Accounts). In addition, the Company recognized draws on the factoring agreement since the prior amendment, adding $1.375 million to the total amount provided under the factoring agreement (Purchase Price Paid) representing $509k of cash transfers to, and $865k paid to settle short-term debts of, the Company during the period from December 23, 2024. The payment of short-term debts meant that the Company continued to reduce the balance of this secured loan agreement avoiding possible default and higher charges in fees and interest. The amount now owing to the factor which is the total Purchase Price Paid stands at $9.622 million.

The amendment also acknowledged recourses to date under the factoring agreement of $3.378 million which means that the outstanding Approved Accounts are reduced to $21.475 million which is the amount upon which the Company pays interest. The total amount now available under the factoring agreement falls to $780,383.10 from $1.796 million without further amendment to the agreement. In addition the factor has agreed to make $200,000 of additional short-term loans available to the Company in the coming period.

This amendment leads to a larger amount of Approved Accounts which will increase the interest charges booked under this agreement. At the same time the Notes that were moved under the factoring agreement reduces lending fee charges on these facilities and avoids defaults. Due to the nature of Approved Accounts being intercompany invoices, the inherent risks of African operations including issues with transferring foreign currency, the higher conversion price on recourse relative to the market price of the Company’s shares and the limited availability of alternative funding while the Company awaits the award of its infrastructure licence in the DRC and other impending developments, management believes that this amendment is in the best interests of shareholders as it continues to provide assurance to the Company of additional working capital as needed to continue its build focused on achieving positive Earnings Before Interest, Tax, Depreciation and Amortisation at group level as soon as possible.

Item 5.1: Full Description of Material Change

See attached Seventh Factoring Amendment Agreement at Schedule “A” to this Report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of October 16, 2025

SCHEDULE “A”

Please see attached.

SEVENTH FACTORING AMENDING AGREEMENT

THIS SEVENTH FACTORING AMENDING AGREEMENT (this “Seventh Amending Agreement”) is dated as of April 15, 2025, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”).  The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated September 27, 2023 (the “Amending Agreement”), which was subsequently amended by a second factoring amending agreement dated November 29, 2023 (the “Second Amending Agreement”), which was subsequently amended by a third factoring amending agreement dated December 22, 2023 (the “Third Amending Agreement”), which was subsequently amended by a fourth factoring amending agreement dated April 2, 2024 (the “Fourth Amending Agreement”), which was subsequently amended by a fifth factoring amending agreement dated June 25, 2024 (the “Fifth Amending Agreement”) which was subsequently amended by a sixth factoring amending agreement dated December 23, 2024 (the “Sixth Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Seventh Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Pursuant to Section 7 of the Sixth Amending Agreement the Factor agreed to make up to $300,000 of short-term loans available to Corporation. The Factor holds promissory notes of the Corporation dated (i) December 23, 2024 with a principal amount of $150,000.00 (the “December Note”); (ii) January 22, 2025 with a principal amount of $63,405.12 (the “January Note”); and (iii) February 4, 2025 with a principal amount of $146,030.00 (the “February Note”, and collectively with the December Note and the January Note, the “Notes”). In order to ensure that no Event of Default occurred under the Notes, the Parties agree and confirm as follows:

(a)	The December Note shall be settled effective as of January 23, 2025, for $151,962.74, being the $150,000.00 of principal and $1,962.74 of accrued interest. The $1,962.74 of accrued interest shall be paid in cash, which was paid on February 7, 2025. The $150,000 shall be settled, effective as of January 23, 2025, as a credit against adding $554,271.39 to the Paid Accounts of the Factor, and adding $150,000 to the Purchase Price Paid without reducing the Total Purchase Price.

(b)	The January Note shall be settled effective as of January 23, 2025, for $63,405.12, being the principal owing. The $63,405.12 shall be settled, effective as of January 23, 2025, as a credit against adding $231,228.97 to the Paid Accounts of the Factor, and adding $63,405.12 to the Purchase Price Paid without reducing the Total Purchase Price.

(c)	The February Note shall be settled effective as of February 22, 2025, for $146,030.00, being the principal owing. The $146,030.00 shall be settled, effective as of February 22, 2025, as a credit against adding $536,268.58 to the Paid Accounts of the Factor, and adding $146,030.00 to the Purchase Price Paid without reducing the Total Purchase Price.

2.	Amend Section 4.5 in the Factoring Agreement, as amended by Section 7 of the Fifth Amending Agreement, as amended by Section 2 of the Sixth Amending Agreement and herein, as follows:

(a)	Delete the reference to “$25,486,251.50” in Section 2(a) of the Sixth Amending Agreement and is hereby replaced with “$26,808,020.43”.

(b)	Delete the reference to “$18,508,740.23” in Section 2(a) of the Sixth Amending Agreement as Paid Accounts and is hereby replaced with “$21,775,356.63”.

(c)	Delete the reference to “$10,043,340.95” in Section 2(b) of the Sixth Amending Agreement and is hereby replaced with “$10,402,776.07”.

(d)	Delete the reference to “$8,247,202.85” in Section 2(b) of the Sixth Amending Agreement as Unpaid Purchase Price and is hereby replaced with “$9,622,392.97”.

(e)	Delete the reference to “$1,796,138.10” in Sections 2(b) and (c) of the Sixth Amending Agreement as Unpaid Accounts and is hereby replaced with “$780,383.10”.

(f)	Delete the Schedule “B” in Section 2(e) of the Sixth Amending Agreement and is hereby replaced with Schedule “A” attached hereto, which includes the current amounts of Unpaid Purchase Price and Unpaid Accounts as of the date hereof, which should be used for the formula outlined in Section 2(d) of the Sixth Amending Agreement going forward.

3.	Schedule 3 in the Factoring Agreement, as amended pursuant to Section 8 of the Second Amending Agreement, as amended pursuant to Section 3 of the Fourth Amending Agreement, as amended pursuant to Section 9 of the Fifth Amending Agreement, as amended pursuant to Section 4 of the Sixth Amending Agreement and herein, is hereby amended to include an additional New Invoices to reflect the amounts outlined in Section 2 above.

4.	The reference to “$25,500,000” in Section 6 in the Sixth Amending Agreement, is hereby deleted and replaced with “$27,000,000”.

5.	The Factor also agrees to make up to $200,000 of short term loans available to Corporation, each such loan will include a lending fee of 5%, increasing by 2% for each calendar month, interest at 15% per annum, payable monthly, default interest of 25% compounding, and if the loan is not repaid within 45 days the principal amount of the amount loaned shall be increased to an amount equal to the principal amount that would have been issued on the issue date if an original issuance discount of 35% was initially included, and the Factor has the right to attribute all or part of this amount, plus accrued and unpaid interest to any outstanding Unpaid Purchase Price.

6.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, as amended pursuant the Section 6 of the Second Amending Agreement to “125 days”, as amended pursuant the Section 2 of the Third Amending Agreement to “156 days”, as amended pursuant the Section 9 of the Fourth Amending Agreement to “246 days”, as amended pursuant the Section 10 of the Fifth Amending Agreement to “1 year”, as amended pursuant the Section 12 of the Sixty Amending Agreement to “18 months” is hereby deleted and replaced with “24 months”.

7.	In all other respects the terms and conditions set forth in the Factoring Agreement, the Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the Fourth Amending Agreement, the Fifth Amending Agreement and the Sixth Amending Agreement shall remain unamended.

8.	It is agreed and understood that this Seventh Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

9.	This Seventh Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Seventh Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:
Authorized Signatory

ADVANCE FACTORING INC.
Per:
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Seventh Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.
Per:
Authorized Signatory

SCHEDULE “A”

secured CONVERTIBLE CERTIFICATe

No. 2025-04-01	$21,475,356.64

NURAN WIRELESS INC.
(A corporation governed by the laws of British Columbia)

Nuran Wireless Inc. (the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to Advance Factoring Inc. (the “Holder”), subject to the provisions of the factoring agreement dated August 28, 2023, as amended from time to time (the “Agreement”), on the dates specified in the Agreement, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Agreement, the aggregate principal sum of TWENTY-ONE MILLION FOUR HUNDRED AND SEVENTY FIVE THOUSAND THREE HUNDRED AND FIFTY-SIX DOLLARS AND FORTY FIVE CENTS ($21,475,356.64) in lawful money of Canada, provided however that the principal amount outstanding from time to time hereunder shall be the amount from time to time set forth on the grid attached hereto as Schedule “A”, as updated from time to time, with the entries therein evidenced by the signature of the Corporation being conclusive evidence of the principal amount outstanding at any time, absent manifest error.

To pay interest on the principal amount then outstanding at the rate of 15.0% per annum from the date of issue or from the most recent Interest Payment Date (as defined below) to which interest has been paid or made available for payment on the Certificate then outstanding, whichever is later, in like money, in equal quarterly instalments in arrears on the last day of March, June, September and December in each year (each such date, an “Interest Payment Date”), and, in the event of any Event of Default or if any amount remains unpaid past due, the increase rate shall increase to 25% per annum, calculated daily and compounding, payable in cash on demand, from the date of such non-payment or Event of Default until paid in full.

Any part of the principal or interest of this Certificate, is convertible, subject to the provisions and conditions of the Agreement, at the option of the holder hereof, upon surrender of this Certificate at the principal office of the Corporation, at any time, or, if this Certificate is called for redemption on or prior to such date, then, to the extent so called for redemption, up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Certificate, into Units (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price (the “Conversion Price”) equal to $0.20 per Unit, all subject to the terms and conditions and in the manner set forth in the Agreement, including adjustment to the Conversion Price in accordance with the Agreement. The Agreement makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Units will be issued on any conversion and any fraction of a Unit that would otherwise be issued will be rounded down to the nearest whole number. Each Unit (“Units”) shall be comprised of one common share in the capital of the Corporation (each a “Share”) and three quarters (3/4) of one Warrant. Each whole warrant (each a “Warrant”) shall entitle the holder to acquire one additional Share for $0.25 until August 28, 2028.

Upon the occurrence of an Event of Default in accordance with the Agreement, the Certificate will become immediately due and payable.

The right is reserved to the Corporation to redeem this Certificate in accordance with the provisions of the Agreement, in whole or in part, at a purchase price in cash of at least 135% of the purchase price paid, as amended from time to time, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

This Certificate may only be transferred upon compliance with the conditions precedent in the Agreement on the register kept at the principal office of the Corporation and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Corporation may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Corporation, and upon compliance with such reasonable requirements as the Corporation and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Corporation or other registrar.

The Certificate have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws of the United States.

Reference is hereby made to the Agreement for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Corporation and the Holders.

The Holder of this Certificate, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Certificate and of the Agreement and confirms the appointment of the Corporation and of the Agreement, the whole in accordance with and subject to the respective provisions thereof.

The Agreement and this Certificate shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

In the event of any inconsistency between the provisions of this Certificate and the provisions of the Agreement, the provisions of the Agreement shall prevail to the extent of the inconsistency. Capitalized words or expressions used in this Certificate shall, unless otherwise defined herein, have the meaning ascribed thereto in the Agreement.

[signature page follows]

IN WITNESS WHEREOF NURAN WIRELESS INC. has caused this certificate to be signed by its authorized representatives as of April 15, 2025.

NURAN WIRELESS INC.

By:
Authorized Signatory

CONVERSION NOTICE

To:	NURAN WIRELESS INC. (the “Corporation”)

Reference is made to the factoring agreement between Advance Factoring Inc. (the “Holder”) and the Corporation, dated August 28, 2023, as amended on September 27, 2023, November 29, 2023, December 22, 2023, April 2, 2024, June 25, 2024, December 23, 2024 and April 15, 2025 (collectively, the “Factoring Agreement”).

Any term not otherwise defined in this Notice shall have the meaning ascribed to it in the Factoring Agreement.

Pursuant to Section 10.6 of the Factoring Agreement, the undersigned hereby provides notice that it elects to convert the below Conversion Amount into Units at the Conversion Price in accordance with the terms of the Factoring Agreement.

Conversion Amount being Converted:	$

Number of Units to be Issued:

Effective Date:

The undersigned hereby directs that the Units are to be issued and delivered as follows:

Registration Instructions:	Delivery Instructions:

Dated this ___ day of _____________, 20___.

Per:
(authorized signing officer)
Name:
Title:

SCHEDULE “A”

NURAN WIRELESS INC.

15% SENIOR SECURED CERTIFICATE
SCHEDULE OF INCREASES AND DECREASES

As of April 15, 2025

A.	Principal Amount (Paid Accounts):	$21,475,356.64

B.	Accrued Interest:	$2,123,497.34
C.	Paid Interest:	$161,617.05
D.	Accrued and Unpaid Interest:	$1,961,880.29	(B – C)

E.	Available for Conversion	$23,437,236.93	(A + D)

F.	Unpaid Accounts:	$1,955,152.53
G.	Recourses to Date:	$3,377,511.27

H.	Total Purchase Price:	$10,402,776.07
I.	Purchase Price Paid:	$9,622,392.97
J.	Unpaid Purchase Price:	$780,383.10	(H – I)

The following transfers, exchanges, repayments and redemptions of this Certificate have been made:

Date of Transfer, Exchange, Repayment or Redemption	Amount of Decrease in Principal Amount of this Certificate	Amount of Increase in Principal Amount of this Certificate	Principal Amount of this Certificate Following Such Decrease (or Increase)	Signature of Corporation